May 31, 2012

Via EDGAR

Division of Corporation Finance
US Securities and Exchange Commission
Washington, DC 20549
Attention: David Lin

Re:         Consumer Portfolio Services, Inc.

Post-Effective Amendment Five to Registration Statement on Form S-1
Filed May 31, 2012
File number 333-168976

Ladies and gentlemen

We have today filed a post-effective amendment number five (the “Amendment”) to the registration statement identified above (the “Registration Statement”).   Yesterday we filed responsive amendments to certain of our reports under the Securities Exchange Act, which amendments added exhibits to those reports. In our filings and this letter, we have responded to each of the comments furnished to us by the Division of Corporation Finance by letter dated May 25, 2012.

We review below our responses to the Division’s May 25 comments, and reproduce the comments for ease of reference.

Post-Effective Amendment No. 4 to Registration Statement on Form S-1
Recent Developments, page 19

1.           Please revise the “Recent Developments” section to disclose that you are not in compliance with Nasdaq listing requirements and, as a result, your stock is now subject to delisting.  Please confirm that you will update your disclosure in this section to the extent there are any material developments.

We have revised the “Recent Developments” section to disclose specifically that we had been subject to delisting, but that our deficiencies were cured in March of this year.  We do specifically confirm that we will update our disclosure to reflect any future material developments.

Exhibits

2.           Please note that you will need to include a legality opinion and a federal tax opinion prior to effectiveness.

We have filed such opinions as exhibits to the Amendment.

Form 10-K for Fiscal Year Ended December 31, 2011
Definitive Proxy Statement on Schedule 14A
Item 11. Executive Compensation
Bonus Plan (Non-equity Incentive Plan), page 12

3. Please tell us why you did not file the Executive Management Bonus plan as an exhibit to the Form 10-K for the fiscal year ended December 31, 2011 or the post-effective amendment filed on May 1, 2012.  Refer to prior comment 12 in our letter dated September 16, 2011.

We have filed our executive management bonus plan (“Bonus Plan”) as an exhibit to the Amendment.

Our failure to file the Bonus Plan previously was due to confusion with our 2006 equity incentive plan (“2006 Plan”).  The 2006 Plan had been the subject of some discussion between us and the staff, relating to filing mechanics.  The focus on the 2006 Plan (which we filed as the sole exhibit accompanying post-effective amendment number three) led to our error.

Forms 8-K filed March 22, 2012, April 5, 2012 and May 15, 2012

4. We note that the material definitive agreements described in Item 1.01 of your Form 8-Ks filed on March 22, 2012, April 5, 2012 and May 15, 2012 have not been filed as exhibits to these forms, as appropriate.  Please amend your Form 8-Ks to file, in each case, the relevant material definitive agreement(s) as exhibits.

We had relied on instruction B.4 to Form 8-K to defer filing of material definitive agreements until otherwise required, as in a quarterly or annual report.   We appreciate the point made in the comment, that such material definitive agreements should nevertheless be filed as exhibits to the Registration Statement.

Accordingly, we yesterday amended our Form 8-Ks filed on April 5, 2012 and May 15, 2012 to include such agreements as exhibits to those reports. We have not amended our Form 8-K filed on March 22, 2012, because the related agreements had already been filed as exhibits to our report on Form 10-Q (filed April 24, 2012).  All of the definitive agreements have now been filed as exhibits to our reports under the Securities Exchange Act, and are now filed as exhibits (incorporated by reference) to the Registration Statement.

In addition to the revisions responsive to comments, we have (i) updated our discussion of tax consequences to foreign holders of Notes, and (ii) filed additional exhibits (incorporated by reference to previous filings) that describe outstanding debt issued in our securitization transactions.

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As part of our response, we acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in its filings. We further acknowledge that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and  (iii) the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to request acceleration of the effectiveness of the Amendment as soon as such a request can reasonably be accommodated.

Very truly yours,

/s/ Mark Creatura
Mark Creatura
for
Consumer Portfolio Services, Inc.